UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Napco Security System, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
63030402105 (CUSIP Number)
Sandra Lifschitz 7 Tulane Drive Livingston, NJ 07039 (973) 535-1635 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 07, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 63030402105

1.	Names of Reporting Persons. Sandra Lifschitz I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 339,400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 339,400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person IN
2

Item 1. Security and Issuer

          This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Napco Security Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 333 Bayview Avenue, Amityville, New York 11701.

Item 2. Identity and Background.

(a)	Name: Sandra Lifschitz

(b)	Residence or business address: 7 Tulane Drive Livingston, NJ 07039

(c)	Present Principal Occupation or Employment: Self Employed, Investor

(d)	Criminal Conviction: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

Court or Administrative Proceedings:  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding and was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

          The source of funds used for the purchase of the Common Stock for the Reporting Person was personal funds. The amount paid for the Common Stock purchased by the Reporting Person is set forth in Item 5 hereof. The aggregate amount paid for the Common Stock acquired by the Reporting Person was approximately $2,554,000 which amount does not include brokerage commissions.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Common Stock were acquired by the Reporting Person for investment purposes. The Reporting Person may make additional purchases of Common Stock in the open market or in private transactions depending on, among other factors, an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, the availability to the Reporting Person of funding to make such purchases and the ability to make such purchases without triggering exercisability of the rights issued pursuant to the Issuer's shareholder rights plan. The Reporting Person has not made any determination to acquire additional shares of the Issuer and, as of the date hereof, the Reporting Person has no present intention to change her purpose for acquiring the Common Stock or plans or proposals which relate to or would result in:

3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
an extraordinary corporate transaction involving the Issuer
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
a sale or transfer of a material amount of assets of the Issuer
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
any change in the present board of directors or management of the Issuer
(e) Any material change in the present capitalization or dividend policy of the issuer;
any material change in the present capitalization or dividend policy of the Issuer
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

any other material change in the Issuer's business or corporate structure
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act
(j) Any action similar to any of those enumerated above.
causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of this Schedule 13D, the percentage of the outstanding Common Stock beneficially owned has been computed on the basis of 3,446,887 shares of Common Stock outstanding, based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

         NAME: Lifschitz, Sandra
         NO. OF COMMON STOCK BENEFICIALLY OWNED: 339,000
         PERCENTAGE OF COMMON STOCK: 9.8%

(b)

Reference is made to the information set forth on lines 7 through 10 of the cover page of this Schedule 13D with respect to the Reporting Person's voting power and disposition power with respect to the Common Stock.

(c)	The following table sets forth information with respect to all transactions in the Common Stock that were effected by the Reporting Person during the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

1/10/03
1/9/03
1/8/03
1/8/03
1/7/03
1/7/03
1/7/03
1/7/03
1/7/03
1/7/03
1/7/03
1/6/03
1/6/03
1/6/03
1/6/03
1/3/03
1/3/03
12/31/02
12/31/02
12/31/02
12/31/02
12/31/02
12/27/02
12/27/02
12/27/02
12/27/02
12/27/02
12/26/02
12/24/02
12/24/02
12/24/02
12/23/02
12/20/02
12/19/02
12/18/02
12/17/22
12/17/02
12/16/02
12/13/02
12/11/02
12/11/02
12/10/02
12/9/02
12/6/02
12/6/02
12/5/02
12/5/02
12/5/02
12/5/02
12/4/02
12/4/02
12/4/02
12/4/02
12/4/02
12/3/02
12/2/02
12/2/02
12/2/02
11/29/02
11/29/02
11/29/02
11/29/02
11/20/02
11/20/02
11/20/02
11/19/02
11/19/02
11/19/02
11/19/02
11/19/02
11/18/02
11/18/02
11/18/02
11/14/02

600
2500
100
500
4000
2500
500
2555
2800
100
1000
1300
500
100
700
2000
1500
1045
10000
300
1500
8000
3500
3000
2500
2500
2500
4500
2500
2500
3300
13000
1600
5000
2500
1000
2000
700
1500
600
1500
4100
2500
2500
4400
1500
10000
2600
1500
400
3400
2500
1000
7000
2000
1500
3000
3000
1400
4500
3000
1200
1500
600
1000
1500
500
3000
5000
1000
2000
2000
500
3200

9.83
9.97
9.68
9.79
9.52
9.58
9.58
9.62
9.63
9.77
10.02
9.03
9.04
9.15
9.26
9.13
9.21
9.13
9.23
9.34
9.53
9.53
9.05
9.43
9.09
9.04
9.14
9.53
9.97
9.74
9.73
9.92
9.98
9.97
9.78
9.43
9.53
9.72
9.8
9.97
9.87
9.98
10.12
10.02
10.07
9.96
9.98
10.06
9.97
9.72
9.98
9.97
9.85
9.89
9.83
9.84
9.82
9.83
9.84
9.89
9.93
9.97
9.94
9.93
10.07
9.94
9.84
10.04
10.09
9.99
9.93
9.99
10.04
9.93

(d) None, other than broker-dealers providing credit for Common Stock held on margin on customary terms.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
4

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2003
Sandra Lifschitz
By:	/s/ Sandra Lifschitz Sandra Lifschitz

5